File No
                                                                       -------
                        SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.

                                    FORM U-3A-2

               Statement by Holding Company Claiming Exemption Under
                      Rule U-3A-2 from the Provisions of the
                    Public Utility Holding Company Act of 1935


                                CTG RESOURCES, INC.

   hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

               1.(a).  Claimant Information.

               Name of Claimant: The claimant's name is CTG Resources, Inc. ("CTG").

               State of Organization: CTG is incorporated under the laws of the State of Connecticut.

               Location and Nature of Business: CTG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CTG is the holding company for Connecticut Natural Gas Corporation ("CNG") and The Energy Network, Inc. ("TEN") and, indirectly, for their several subsidiaries. CNG, TEN and their subsidiaries are described in Section 1.(b). The business of CTG consists of owning the common stock of its two subsidiaries, CNG and TEN, and of raising capital to meet the needs of CNG, TEN and their subsidiaries. CTG is not an operating company.

               1.(b)  Subsidiary Information.

                     (i)  Name of Subsidiary:  Connecticut Natural Gas
   Corporation.

                           State of Organization: CNG is incorporated under the laws of the State of Connecticut.





                           Location and Nature of Business: CNG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CNG is a public utility gas company under the jurisdiction of the Connecticut Department of Public Utility Control. It is a wholly-owned subsidiary of CTG. The principal business of CNG is the distribution, transportation and sale of natural gas in Hartford and twenty (20) other cities and towns in central Connecticut and in Greenwich, Connecticut.

                     (ii)  Name of Subsidiary:  The Energy Network, Inc.
   ("TEN").

                           State of Organization: TEN is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: TEN's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CTG. TEN owns and operates a district heating and cooling system serving a number of large buildings in the Capitol Area of Hartford, Connecticut and offers energy equipment rentals and financing services to businesses throughout Connecticut. In addition, TEN is the parent company of several subsidiaries that are also engaged in unregulated, energy-related activities, as described in sections (iv) through (vii) below. TEN is not a public utility company.

                     (iii) Name of Subsidiary:  CNG Realty Corp. ("CNGR").

                            State of Organization:  CNGR is incorporated under
   the laws of the State of Connecticut.

                            Location and Nature of Business:  CNGR's principal
   place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CNG. CNGR is a single-purpose corporation that owns CNG's Operating and Administrative Center at 100 Columbus Boulevard (the "Property"), including the 7-acre site and the buildings thereon. CNGR engages in no other business activity.

                     (iv)  Name of Subsidiary:  ENServe Corporation
   ("ENServe").

                            State of Organization:  ENServe is incorporated
   under the laws of the State of Connecticut.

                            Location and Nature of Business:  ENServe's
   principal place of business is located at 400 Ledyard Street, Hartford, Connecticut. ENServe's executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. ENServe is a wholly-owned subsidiary of TEN. It offers energy management services to residential, commercial and industrial customers throughout Connecticut.






                     (v)  Name of Subsidiary:  TEN Transmission Company.

                           State of Organization: TEN Transmission Company is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: TEN Transmission Company's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. TEN Transmission Company owns a 4.87 percent share of the Iroquois Gas Transmission System Partnership, which owns a natural gas pipeline that delivers Canadian natural gas into New York State and Southern New England.

                     (vi) Name of Subsidiary:  The Hartford Steam Company
   ("HSC").
                           State of Organization: HSC is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: HSC's principal place of business is located at 60 Columbus Boulevard, Hartford, Connecticut. HSC's executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. HSC, which is a wholly-owned subsidiary of TEN, owns and operates a district heating and cooling system serving a number of large buildings in central Hartford, Connecticut.

                     (vii) Name of Subsidiary:  ENI Gas Services, Inc.
   ("ENIGas").

                            State of Organization:  ENIGas is incorporated
   under the laws of the State of Connecticut.

                            Location and Nature of Business:  ENIGas's
   principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. ENIGas owns a one-third interest in KBC Energy Services Partnership, which markets natural gas supplies and energy management services to commercial and industrial end-users, primarily in New England.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               2.(a) Claimant Information: CTG has no properties other than the ownership of all of the common stock of CNG and of TEN.






               2.(b) CNG - Subsidiary Public Utility Company Information: A major portion of CNG's physical assets consists of gas distribution facilities. As of December 31, 1996, CNG owned approximately 1,865 miles of distribution mains, 110,375 service units and 149,444 meters-in-field for customer use, all located in Connecticut. CNG owns a liquified natural gas plant in Rocky Hill, Connecticut and a nonoperative propane air facility in New Britain. CNG does not own any producing fields, gas manufacturing plants or pipelines which deliver or receive gas at the border of the State of Connecticut. CNG has contracted for storage service under which gas available during the warmer months of the year is stored underground, out-of-state, for use during the colder winter months of the year and for balancing throughout the year.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         During the last calendar year, only CNG has been an operating public utility company, and, therefore, the information that follows relates to it alone.

               (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               Answer:  38,897,320 Mcf.

               (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               Answer: 125,150 Mcf. (This responses excludes 175,728 Mcf of gas sold to electric utilities and 989,320 Mcf of gas sold to cogenerators.)

               (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               Answer: 11,847,432 Mcf. (This response includes 175,728 Mcf of gas sold to electric utilities and 989,320 Mcf of gas sold to cogenerators.)
               (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               Answer:  49,501,538 Mcf.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         CTG holds no direct or indirect interest in an EWG or a foreign utility company; therefore, the answers to (a) through (e) below are "None."











               (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         The Company's restructuring into a holding company was completed as of the close of business on March 31, 1997. For this reason, the Company recommends that these financial statements in Exhibit A should be looked at together with the Company's Interim Report on Form 10-Q for the quarter ending March 31, 1997, filed with the Commission on May 2, 1997, Commission File No. 1-12859.

                                    EXHIBIT B
                             Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

   Item No.  Caption Heading

   1           Total Assets

   2           Total Operating Revenues

   3           Net Income





         Attached as Exhibit B is a Financial Data Schedule which sets forth
   1) Total Assets, 2) Total Operating Revenues and 3) Net Income applicable to CTG and its subsidiaries as of the close of the last calendar year.

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign company to associate companies in the holding-company system.

         Not applicable.



         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 13th day of May, 1997.


                                       CTG RESOURCES, INC.



                                       By  S/ Arthur C. Marquardt
                                         ----------------------------
                                         Arthur C. Marquardt
                                         President and Chief Operating Officer


   Corporate Seal

   Attest:


   S/ Reginald L. Babcock
   -----------------------------
   (Name) Reginald L. Babcock
   (Title)  Vice President, General Counsel
               and Secretary


   Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


   Reginald L. Babcock
   Vice President, General Counsel
     and Secretary
   CTG Resources, Inc., P.O. Box 1500,
   Hartford, CT 06144-1500





                                                                CTG RESOURCES, INC.
                                                         CONSOLIDATING INCOME STATEMENT
                                                                DECEMBER 31, 1996
                                                                   (UNAUDITED)

                                                                    EXHIBIT A


                                          CONNECTICUT      CNG     THE ENERGY      THE      ENI GAS                       TEN
                                          NATURAL GAS     REALTY    NETWORK,    HARTFORD    SERVICES                 TRANSMISSION
     ACCOUNT DESCRIPTION                  CORPORATION      CO.        INC.      STEAM CO.     INC.       ENSERVE        COMPANY

     Operating Revenues                    $  294,372  $    1,674   $    5,808  $   15,775  $        -   $    1,684  $        -
     Less:  Cost of Energy                    166,590           -            -           -           -            -           -
            State Gross Receipts Tax           10,682           -            -         708           -            -           -
                                           ----------  ----------   ----------  ----------  ----------   ----------  ----------
     Operating Margin                         117,100       1,674        5,808      15,067           -        1,684           -
                                           ----------  ----------   ----------  ----------  ----------   ----------  ----------

     Operating Expenses:
        Operations & maintenance expenses      57,740           -        3,990       9,409          11        2,196         107
        Depreciation                           14,943         556          972       1,313           -           27           -
        Income taxes                           12,640           -          271       1,197         (73)        (255)        (45)
        Other taxes                             6,181           -          208       1,126           -           90           -
                                           ----------  ----------   ----------  ----------  ----------   ----------  ----------
                                               91,504         556        5,441      13,045         (62)       2,058          62
                                           ----------  ----------   ----------  ----------  ----------   ----------  ----------
     Operating Income                          25,596       1,118          367       2,022          62         (374)        (62)
                                           ----------  ----------   ----------  ----------  ----------   ----------  ----------
     Other Income (Deductions):
        Allowance for equity funds used
          during construction                     148           -            -          -            -            -            -
        Equity in partnership earnings          3,475           -          998          -         (173)           -        2,508
        Other income (deductions)                  51           -        1,061          9            -           (3)      (1,036)
        Nonrecurring items                          -           -            -          -            -            -            -
        Income Taxes                                -           -            -          -            -            -            -
                                           ----------  ----------   ----------  ----------   ----------   ----------  ----------
                                                3,674           -        2,059           9         (173)          (3)      1,472
                                           ----------  ----------   ----------  ----------   ----------   ----------  ----------
     Interest and Debt Expense                 11,733       1,118          675         358            -           25           -
                                           ----------  ----------   ----------  ----------   ----------   ----------  ----------
     Net Income                                17,537           -        1,751       1,673         (111)        (402)      1,410
     Less-Dividends on Preferred Stock             63           -            -           -            -            -           -
                                           ----------  ----------   ----------  ----------   ----------   ----------  ----------
     Net Income Applicable to Common Stock $   17,474  $        -   $    1,751  $    1,673   $     (111)  $     (402) $    1,410
                                           ==========  ==========   ==========  ==========   ==========   ==========  ==========

     Note: Individual columns may not add to Consolidated amounts due to rounding.


                                               CTG RESOURCES, INC.
                                   CONSOLIDATING INCOME STATEMENT (CONCLUDED)
                                                DECEMBER 31, 1996
                                                   (UNAUDITED)

                                                    EXHIBIT A


                                                  CTG                ADJUSTMENTS/            CONSOLIDATED
                                            RESOURCES, INC.          ELIMINATIONS           CTG RESOURCES,
     ACCOUNT DESCRIPTION                     (HOLDING CO.)        DEBIT         CREDIT           INC.

     Operating Revenues                           $        -     $        -    $   (5,142)       $  314,170
     Less:  Cost of Energy                                 -         10,080             -           176,670
            State Gross Receipts Tax                       -              -             -            11,390
                                                  ----------     ----------    ----------        ----------
     Operating Margin                                      -        (10,080)       (5,142)          126,110
                                                  ----------     ----------    ----------        ----------

     Operating Expenses:
        Operations & maintenance expenses                  -              -       (15,212)           58,242
        Depreciation                                       -              -           (16)           17,794
        Income taxes                                       -            179             -            13,912
        Other taxes                                        -              -             -             7,604
                                                  ----------     ----------    ----------        ----------
                                                           -            179       (15,228)           97,552
                                                  ----------     ----------    ----------        ----------
     Operating Income                                      -        (10,259)       10,086            28,558
                                                  ----------     ----------    ----------        ----------
     Other Income (Deductions):
        Allowance for equity funds used
          during construction                              -              -             -               148
        Equity in partnership earnings                     -          4,321             -             2,486
        Other income (deductions)                          -              -          (108)              189
        Nonrecurring items                                 -              -          (892)              892
        Income Taxes                                       -          1,267             -            (1,267)
                                                  ----------     ----------    ----------        ----------
                                                           -          5,588        (1,000)            2,448
                                                  ----------     ----------    ----------        ----------
     Interest and Debt Expense                             -              -          (440)           13,469
                                                  ----------     ----------    ----------        ----------
     Net Income                                            -         (4,671)        9,526            17,537
     Less-Dividends on Preferred Stock                     -              -             -                63
                                                  ----------     ----------    ----------        ----------
     Net Income Applicable to Common Stock        $        -     $   (4,671)   $    9,526        $   17,474
                                                  ==========     ==========    ==========        ==========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                        CTG RESOURCES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                        AT DECEMBER 31, 1996
                                                            (UNAUDITED)
                                                             EXHIBIT A

                                         CONNECTICUT     CNG      THE ENERGY     THE       ENI GAS                    TEN
                                         NATURAL GAS    REALTY     NETWORK,    HARTFORD    SERVICES              TRANSMISSION
     ACCOUNT DESCRIPTION                 CORPORATION     CO.         INC.     STEAM CO.      INC.      ENSERVE      COMPANY


              ASSETS
                   ------
     Plant and Equipment:
       Regulated energy                 $ 390,443   $  17,875   $       -   $       -   $       -  $       -      $       -
       Unregulated energy                       -           -      18,863      42,272           -        176              -
       Construction work in progress        4,183           -          93           -           -          -              -
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------
                                          394,626      17,875      18,956      42,272           -        176              -
       Less-Allowance for depreciation    124,768       4,467       4,947      14,230           -         45              -
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------
                                          269,858      13,408      14,009      28,042           -        131              -
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------

     Investments, at equity                37,134           -      33,889           -          62          -          9,748
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------
     Current Assets:
       Cash and cash equivalents            1,425           6      (1,297)      1,253          42          7              -
       Accounts and notes receivable       39,018         703       7,479       1,894         (11)       526              -
       Allowance for doubtful accounts     (4,719)          -        (196)        (82)          -        (28)             -
       Accrued utility revenue             16,375           -           -           -           -          -              -
       Inventories                         13,700           -           -         190           -        102              -
       Prepaid expenses                     3,497           -          16         177           -         18              -
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------
                                           69,296         709       6,002       3,432          31        625              -
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------
     Deferred Charges and
       Other Assets:
       Unrecovered future taxes            44,812           -           -           -           -          -              -
       Recoverable transition costs         2,128           -           -           -           -          -              -
       Other assets                        17,557         816         948         125           7        182            628
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------
                                           64,497         816         948         125           7        182            628
                                        ---------   ---------   ---------   ---------   ---------  ---------      ---------
                                        $ 440,785   $  14,933   $  54,848   $  31,599   $     100  $     938      $  10,376
                                        =========   =========   =========   =========   =========  =========      =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                           CTG RESOURCES, INC.
                                                 CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                                          AT DECEMBER 31, 1996
                                                               (UNAUDITED)
                                                                EXHIBIT A

                                              CONNECTICUT     CNG    THE ENERGY      THE      ENI GAS                   TEN
                                              NATURAL GAS   REALTY    NETWORK,    HARTFORD    SERVICES              TRANSMISSION
                                              CORPORATION     CO.       INC.      STEAM CO.     INC.     ENSERVE      COMPANY
     CAPITALIZATION AND LIABILITIES
    ------------------------------
    Capitalization:
      Common Stock                              $  33,233  $      1    $       2  $      62  $       1   $       1    $       1
       Capital in excess of par value              87,402         -       12,760      5,001        234         807        8,650
       Retained Earnings                           51,731         -       24,382     19,101       (112)       (658)         517
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
                                                  172,366         1       37,144     24,164        123         150        9,168
       Unearned compensation -
         Restricted stock awards                   (1,342)        -            -          -          -           -            -
       Treasury stock                                   -         -            -          -          -           -            -
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
           Common stock equity                    171,024         1       37,144     24,164        123         150        9,168
       Preferred stock, not subject to
         mandatory redemption                         899         -            -          -          -           -            -
       Long-term debt                             111,000    14,499       11,400        625          -          19            -
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
                                                  282,923    14,500       48,544     24,789        123         169        9,168
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
     Current Liabilities:
       Current portion of long-term debt           12,000         -            -          -          -           -            -
       Notes payable                                9,000         -            -          -          -           -            -
       Accounts payable and accrued expenses       45,195         6          865      1,446          2         923           42
       Refundable purchased gas costs               3,474         -           25       (184)         -           -            -
       Accrued liabilities                          2,504       427          115        414        (38)       (119)         316
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
                                                   72,173       433        1,005      1,676        (36)        804          358
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
     Deferred Credits:
       Deferred income taxes                       29,135         -        5,299      5,085         13         (35)         850
       Unfunded deferred income taxes              44,812         -            -          -          -           -            -
       Investment tax credits                       3,148         -            -          -          -           -            -
       Refundable taxes                             3,445         -            -          -          -           -            -
       Other                                        5,149         -            -         49          -           -            -
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
                                                   85,689         -        5,299      5,134         13         (35)         850
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
     Commitments and Contingencies                      -         -            -          -          -           -            -
                                                ---------  ---------   ---------  ---------  ---------   ---------    ---------
                                                $ 440,785  $  14,933   $  54,848  $  31,599  $     100   $     938    $  10,376
                                                =========  =========   =========  =========  =========   =========    =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.


                                             CTG RESOURCES, INC.
                                   CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                            AT DECEMBER 31, 1996
                                                 (UNAUDITED)
                                                  EXHIBIT A

                                              CTG                ADJUSTMENTS/             CONSOLIDATED
                                        RESOURCES, INC.          ELIMINATIONS            CTG RESOURCES,
     ACCOUNT DESCRIPTION                 (HOLDING CO.)       DEBIT          CREDIT            INC.


    ASSETS
     ------
     Plant and Equipment:
       Regulated energy                      $       -       $       -        $    (481)      $ 407,837
       Unregulated energy                            -               -             (585)         60,726
       Construction work in progress                 -               -                -           4,276
                                             ---------       ---------        ---------       ---------
                                                     -               -           (1,066)        472,839
       Less-Allowance for depreciation               -             263                -         148,194
                                             ---------       ---------        ---------       ---------
                                                     -             263           (1,066)        324,645
                                             ---------       ---------        ---------       ---------

     Investments, at equity                          -               -          (70,160)         10,673
                                             ---------       ---------        ---------       ---------
     Current Assets:
       Cash and cash equivalents                     -               -                -           1,436
       Accounts and notes receivable                 -               -           (8,013)         41,596
       Allowance for doubtful accounts               -               -                -          (5,025)
       Accrued utility revenue                       -               -                -          16,375
       Inventories                                   -               -                -          13,992
       Prepaid expenses                              -               -                -           3,708
                                             ---------       ---------        ---------       ---------
                                                     -               -           (8,013)         72,082
                                             ---------       ---------        ---------       ---------
     Deferred Charges and Other
       Assets:
       Unrecovered future taxes                      -               -                -          44,812
       Recoverable transition costs                  -               -                -           2,128
       Other assets                                  -               -                -          20,263
                                             ---------       ---------        ---------       ---------
                                                     -               -                -          67,203
                                             ---------       ---------        ---------       ---------
                                             $       -       $     263        $ (79,239)      $ 474,603
                                             =========       =========        =========       =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.

                                                 CTG RESOURCES, INC.
                                       CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                                 AT DECEMBER 31, 1996
                                                     (UNAUDITED)
                                                      EXHIBIT A

                                                      CTG                 ADJUSTMENTS/            CONSOLIDATED
                                                RESOURCES, INC.           ELIMINATIONS           CTG RESOURCES,
     ACCOUNT DESCRIPTION                         (HOLDING CO.)       DEBIT           CREDIT           INC.

     CAPITALIZATION AND LIABILITIES
    ------------------------------
    Capitalization:
       Common Stock                                  $       -        $      68       $       -       $  33,233
       Capital in excess of par value                        -           27,452               -          87,402
       Retained Earnings                                     -           43,226               -          51,735
                                                     ---------        ---------       ---------       ---------
                                                             -           70,746               -         172,370
       Unearned compensation -
         Restricted stock awards                             -                -               -          (1,342)
       Treasury stock                                        -                -               -               -
                                                     ---------        ---------       ---------       ---------
         Common stock equity                                 -           70,746               -         171,028
       Preferred stock, not subject to
         mandatory redemption                                -                -               -             899
       Long-term debt                                        -                -          (2,069)        135,474
                                                     ---------        ---------       ---------       ---------
                                                             -           70,746          (2,069)        307,401
                                                     ---------        ---------       ---------       ---------
     Current Liabilities:
       Current portion of long-term debt                     -            2,069               -          14,069
       Notes payable                                         -                -               -           9,000
       Accounts payable and accrued expenses                 -            7,258               -          41,221
       Refundable purchased gas costs                        -                -               -           3,315
       Accrued liabilities                                   -               80               -           3,539
                                                     ---------        ---------       ---------       ---------
                                                             -            9,407               -          71,144
                                                     ---------        ---------       ---------       ---------
     Deferred Credits:
       Deferred income taxes                                 -                -               -          40,347
       Unfunded deferred income taxes                        -                -               -          44,812
       Investment tax credits                                -                -               -           3,148
       Refundable taxes                                      -                -               -           3,445
       Other                                                 -              892               -           4,306
                                                     ---------        ---------       ---------       ---------
                                                             -              892               -          96,058
                                                     ---------        ---------       ---------       ---------
     Commitments and Contingencies                           -               -                -               -
                                                     ---------        ---------       ---------       ---------
                                                     $       -        $  81,045       $  (2,069)      $ 474,603
                                                     =========        =========       =========       =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.


                                                           CTG RESOURCES, INC.
                                               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                           AT DECEMBER 31, 1996
                                                               (UNAUDITED)
                                                                EXHIBIT A

                                           CONNECTICUT      CNG      THE ENERGY     THE       ENI GAS                    TEN
                                           NATURAL GAS     REALTY     NETWORK,    HARTFORD   SERVICES               TRANSMISSION
     ACCOUNT DESCRIPTION                   CORPORATION      CO.         INC.     STEAM CO.     INC.       ENSERVE      COMPANY

     Retained Earnings at December 31, 1995   $  50,002   $       -   $  28,010  $  17,428   $      (1)  $    (256)    $     310
     Net Income/(Loss)                           17,474           -       4,072      1,673        (111)       (402)        1,410
     Dividends Paid                             (15,745)          -      (7,699)         -           -           -        (1,203)
                                              ---------   ---------   ---------  ---------   ---------   ---------     ---------
     Retained Earnings at December 31, 1996   $  51,731   $       -   $  24,383  $  19,101   $    (112)  $    (658)    $     517
                                              =========   =========   =========  =========   =========   =========     =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.



                                                CTG RESOURCES, INC.
                               CONSOLIDATING STATEMENT OF RETAINED EARNINGS (CONCLUDED)
                                               AT DECEMBER 31, 1996
                                                    (UNAUDITED)
                                                     EXHIBIT A

                                                   CTG                 ADJUSTMENTS/             CONSOLIDATED
                                             RESOURCES, INC.           ELIMINATIONS            CTG RESOURCES,
     ACCOUNT DESCRIPTION                      (HOLDING CO.)       DEBIT           CREDIT            INC.

     Retained Earnings at December 31, 1995        $       -       $  45,487       $       -        $  50,006
     Net Income/(Loss)                                     -           6,642               -           17,474
     Dividends Paid                                        -               -          (8,902)         (15,745)
                                                   ---------       ---------       ---------        ---------
     Retained Earnings at December 31, 1996        $       -       $  52,129       $  (8,902)       $  51,735
                                                   =========       =========       =========        =========

     Note: Individual columns may not add to Consolidated amounts due to rounding.